[redacted]

02021835

TATES
ANGE COMMISSION
Washington, D.C. 20549

RECEIVED MAR 1 4 2002

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SEC FILE NUMBER
8- 15116

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

May Management, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

696 McVey Avenue
(No. and Street)

Lake Oswego	OR	97034
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dick Graves — (503)635-8844
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hainley & Lavey, P.C.
(Name — *if individual, state last, first, middle name*)

1400 SW 5th Avenue #770	Portland	OR	97201
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 1 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Roger May, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of May Manangement, Inc., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature

President

Title

Notary Public

OFFICIAL SEAL
RICHARD D GRAVES
NOTARY PUBLIC – OREGON
COMMISSION NO. 338204
MY COMMISSION EXPIRES SEPT. 6, 2004

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

696 MCVEY AVE.
POST OFFICE BOX 1629
LAKE OSWEGO, OR 97034
503.635.8844 800.635.8844
FAX: 503.635.5081

MAY MANAGEMENT, INC.

STATEMENT OF FINANCIAL CONDITION
December 31, 2001

ASSETS

Cash	$ 17,621
Commissions receivable from clearing organizations	17,305
Securities owned	730,129
Deposit with clearing organizations	87,043
	$ 852,098

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:	
Accounts payable	$ 14,944
Margin loan from clearing organization	157,637
Total liabilities	172,581
STOCKHOLDERS' EQUITY	679,517
	$ 852,098

The adjusted net capital at December 31, 2001 computed in accordance with SEC rule 15c3-1 was $530,972, which was $430,972 in excess of the minimum required net capital of $100,000. The ratio of aggregate indebtedness to net capital at December 31, 2001 was .33 to 1, with the maximum allowable ratio being 15 to 1. The most recent audited annual report to the Securities and Exchange Commission on Form X-17a-5 is available for examination and copying in our office and at the SEC regional office in Los Angeles.

INDEPENDENT ACCOUNTANTS' OPINION

We have audited, in accordance with generally accepted auditing standards, the statement of financial condition of May Management, Inc. as of December 31, 2001, and the related statements for the year then ended (not presented herein); and in our report dated February 26, 2002 we expressed an unqualified opinion on those financial statements. In our opinion, the information set forth in the accompanying condensed statement of financial condition is fairly stated in all material respects in relation to the financial statements from which it has been derived.

Hainly + Lavey, P.C.
Certified Public Accountants

February 26, 2002